

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 6, 2019

Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

     Re: Citigroup Commercial Mortgage Trust 2017-C4
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 333-207132-15

Dear Mr. Simpson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Arthur C. Sandel

                    Arthur C. Sandel
                    Special Counsel
                    Office of Structured Finance

cc: Janet Barbiere, Orrick, Herrington & Sutcliffe LLP
       Kar Ho, Orrick, Herrington & Sutcliffe LLP